UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of March, 2006

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                          SPIRENT PLC  (the "Company")

                           NOTIFICATION OF DEEMED INTERESTS

                      BY DIRECTORS, PERSONS DISCHARGING MANAGERIAL

                           RESPONSIBILITY OR CONNECTED PERSONS



The Company was notified on 14 March 2006 that Spirent Sharesave Trust Limited, the trustee for the Spirent Sharesave Trust (the "Trust") had transferred 80,434 Ordinary shares in the Company to satisfy the exercise of options under the Company's Savings Related Share Option Scheme as follows:


                   No of Shares                   Option Price

                         47,586                       41 pence
                         32,848                       38 pence
                       --------
                         80,434
                       ========



Following this transfer the total number of Ordinary shares held by the Trust is:



2,444,468 (representing 0.2523% of the issued share capital of the Company).



The Company's executive directors are potential beneficiaries of the Trust (together with all other UK employee share option holders) and are, therefore, treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the directors' deemed interest in the Trust has been reduced by the above number of shares transferred.



For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in securities by the executive directors whose interests in the Company's securities remain unchanged notwithstanding the above events.





Michael Anscombe
Deputy Company Secretary
Spirent plc


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 15 March, 2006                         By   ____/s/ Luke Thomas____

                                                    (Signature)*